HERALD RESOURCES

07021912

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

9 March 2007

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mailstop 3628
One Station Place, NE
Washington DC 20549
USA

SUPPL

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Dairi Project Update – Forestry Approval Update

Yours faithfully

M P WRIGHT
Executive Director

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

Enc:

3/20

exec\corp\asx\alldocs\commout\seccomlt.doc

HERALD
RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

9 March 2007

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

DAIRI PROJECT
Interests:

Herald	**80%**
PT Antam	**20%**

DAIRI ZINC-LEAD PROJECT – FORESTRY APPROVAL UPDATE

As previously flagged, on February 13 the Company made its presentation to Commmission IV, a sub-committee of the Indonesian parliament dealing with forestry matters.

The Company is still waiting to hear the outcome. The Commission typically has a number of matters before it for consideration at any one time, and do require input from other parties before making their recommendation. It is our hope that this recommendation will be received before the end of March. The Company has also had meetings with the Director General and the Minister of Energy and Minerals who have been a great support to us in our quest to get the required forestry permit in order to further develop the Dairi Project.

To date the Company has not been given any reason to believe that the permit will not be granted.

Yours faithfully

MICHAEL P WRIGHT
Executive Director

END